Exhibit 12.1
Copano Energy, L.L.C. and Subsidiaries
Computation of Ratios of Earnings to Fixed Charges
(In Thousands)

	Nine Months
	Ended
	September 30,	Year Ended December 31,
	2007	2006	2005	2004	2003	2002
Earnings:
Net Income (loss)	$41,677	$65,114	$30,352	$(915)	$(4,717)	$(1,641)
Income taxes	1,182	—	—	—	—	—
Equity in (earnings) loss from unconsolidated affiliates	(2,019)	(1,297)	(927)	(419)	127	584

Pre-tax income (loss) from continuing operations	40,840	63,817	29,425	(1,334)	(4,590)	(1,057)
Fixed charges	19,339	34,011	20,658	23,352	13,114	8,682
Amortization of capitalized interest	54	38	4	4	4	4
Distributed income from unconsolidated affiliate	2,888	—	—	—	—	145
Capitalized interest	(676)	(693)	—	—	—	—
Preferred equity distributions	—	—	—	—	(810)	(2,194)

Earnings for ratio calculation	$62,445	$97,173	$50,087	$22,022	$7,718	$5,580

Fixed charges:
Interest and other financing costs	$18,314	32,904	$20,461	$23,160	$12,108	$6,360
Capitalized interest	676	693	—	—	—	—
Interest portion of operating leases	349	414	197	192	196	128
Preferred equity distributions	—	—	—	—	810	2,194

Total fixed charges	$19,339	$34,011	$20,658	$23,352	$13,114	$8,682

Ratios of earnings to fixed charges	3.2x	2.9x	2.4x	—	—	—

For purposes of computing the ratios of earnings to fixed charges, earnings consist of pre-tax income from continuing operations before equity in (earnings) loss from unconsolidated affiliates plus fixed charges, amortization of capitalized interest and distributions from equity investees less capitalized interest and preference equity distributions. Fixed charges consist of interest expensed and capitalized, distributions on preference units and the estimated interest component of rent expense. Earnings were inadequate to cover fixed charges for the years ended December 31, 2004, 2003 and 2002 by $1.3 million, $5.4 million and $3.1 million, respectively.